SI 09042242 MMISSION

DEC 16 2009
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30725

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philip J. Greenblatt Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1955 Raymond Drive - Suite #111
(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Greenblatt (847) 205-9666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip M. Robbins & Associates
(Name – *if individual, state last, first, middle name*)

2970 Maria Avenue - Suite #216	Northbrook	Illinois	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Greenblatt swear(or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the of Philip J. Greenblatt Securities, Ltd. , as of September 30 ,20 09 are true and correct. I further swear(or affirm) that neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account classified soley as that of a customer, except as follows:

None

[signature]
Signature

PRESIDENT
Title

OFFICIAL SEAL
SHERI ANN GREENBLATT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-22-2012

Sheri Ann Greenblatt
Notary Public

This report** contains (check all applicable boxes):

	X	(a)	Facing page.
	X	(b)	Statement of Financial Condition.
	X	(c)	Statement of Income(Lose).
	X	(d)	Statement of Changes in Financial Condition.
	X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	X	(g)	Computation of Net Capital.
	X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(2)		(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 a Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(1)		(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to meth consolidation.
	X	(l)	An Oath or Affirmation.
(1)		(m)	A copy of the SIPC Supplemental Report.
(1)		(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

(1) Not Applicable
(2) Exempt

FINRA™

Financial Industry Regulatory Authority

November 24, 2009

Philip J. Greenblatt
Chief Compliance Officer
Philip J. Greenblatt Securities Ltd.
1955 Raymond Drive - Suite 111
Northbrook, IL 60062

RE: Philip J. Greenblatt Securities Ltd.
Annual Audit Extension

Dear Mr. Greenblatt:

In reply to your letter dated November 23, 2009, please be advised that your request for an extension of time in which to file Philip J. Greenblatt Securities Ltd. annual audited financial report as of September 30, 2009 pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report as of September 30, 2009 on or before December 29, 2009 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Very truly yours,

Shahzad Sultan / AP.

Shahzad Sultan
Regulatory Coordinator

ls/scolal/papagiannis/sultan/greenblatt.doc

cc: Via Facsimile No. 240-386-5172 and First Class Mail
Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850

John F. Kern
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Boulevard Suite 900
Chicago, Illinois 60604

PHILIP J. GREENBLATT SECURITIES, LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

INDEX

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 216 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

AUDITORS REPORT

December 8, 2009

To The Sole Shareholder
Philip J. Greenblatt Securities, Ltd.

We have audited the accompanying statement of financial condition of Philip J. Greenblatt Securities, Ltd., as of September 30, 2009 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philip J. Greenblatt Securities, Ltd. as of September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2009

ASSETS

CURRENT ASSETS:				
Cash in Bank	$	6,025		
Cash in Bank Savings Account		556		
Commissions Receivable		72		
Refundable Corporate Income Taxes		794		
TOTAL CURRENT ASSETS			$	7,447
OTHER ASSETS:				
Organization Costs		300		
Less: Accumulated Amortization		(300)		
Investment in Marketable Securities - At Cost		64,980		
TOTAL OTHER ASSETS				64,980
TOTAL ASSETS			$	72,427

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:				
Accounts Payable	$	1,532		
TOTAL CURRENT LIABILITIES			$	1,532
STOCKHOLDER'S EQUITY				
Common Stock, No Par Value 1,000 Shares Authorized and 100 Shares Issued and Outstanding, at stated value	$	1,000		
Retained Earnings		69,895		
TOTAL STOCKHOLDER'S EQUITY				70,895
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$	72,427

The accompanying notes are an integral part of this statement

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Revenue:		
Commissions	$ 77,458	
Interest Income	144	
Total Revenue		$ 77,602
Expenses:		
Bank charges	$ 145	
Dues and regulatory fees	2,845	
Legal and accounting fees	1,500	
Management fees	11,619	
Meals and entertainment	0	
Office expenses	7,746	
Payroll taxes	1,803	
Pension plan contribution	13,500	
Rent	15,492	
Salaries - Officer	23,200	
Travel expenses	0	
Total Expenses		$ 77,850
Income/(Loss) Before Income Taxes		$ (248)
Federal and State Income Taxes:		(35)
Net Income/(Loss)		$ (213)

The accompanying notes are an integral part of this statement

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Common Stock	Retained Earnings	Total
Balance - Beginning	$ 1,000	$ 70,108	$ 71,108
Net Income/(Loss)	-0-	(213)	(213)
Balance - Ending	$ 1,000	$ 69,895	$ 70,895

The accompanying notes are an integral part of this statement

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Cash Flows From Operating Activities:		
Net Income\(Loss)	$ (213)	
(Increase)/Decrease in Refundable Corporate Income Taxes	(35)	
(Increase)/Decrease in Commissions Receivable	44	
Increase\(Decrease) in Accounts Payable	(20)	
Net Cash Provided By Operating Activities and Net Decrease in Cash		$ (224)
Cash Flows From Investing Activities:		
Net Cash Provided By (Used For) Investing Activities		- 0 -
Net Increase\(Decrease) in Cash		(224)
Cash at Beginning of Year		6,805
Cash At End of Year		$ 6,581

Supplemental Disclosures Of Cash Flow Information:

Cash Paid During The Year For Taxes: $ - 0 -

The accompanying notes are an integral part of this statement

(1) Nature of Business

Philip J. Greenblatt Securities, Ltd., the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnerships. In June, 2002, the "Company" became registered as a Municipal Securities Dealer with the MSRB in order to sell Section 529 College Savings Plans and has limited their municipal sales activities to the sale of Section 529 College Savings Plans.

(2) Summary of Significant Accounting Policies

Change in Accounting Method

Commencing in the year ending September 30, 2005, the Company has adopted the Accrual Method of Accounting in contrast to the Cash Method used since its date of inception. Although this is inconsistent with prior years, it has been determined that the net effect is immaterial.

Income Recognition

Commissions earned on sales of shares of registered investment companies and limited partnerships offerings are recognized on the transaction date as earned.

Money Market Fund Investment

At September 30, 2009, the Money Market Fund investments are at a commercial bank and being carried at market value. Therefore,haircuts are not required .

Investment In Marketable Securities

The Company participated in three phases of a private placement, by the National Association Of Securities Dealers, Inc., purchasing 2,700 shares of The NASDAQ Stock Market, Inc. for a total of $64,980. This investment is being carried at cost without adjustments:

Date Purchased	Number Of Shares	Cost
April , 2000	300	$3,300.00
December, 2000	1,200	$15,600.00
February, 2006	1,200	$46,080.00
Totals	2,700	$64,980.00

However, at September 30, 2009, the market value was $56,835.00 resulting in an unrealized loss of $8,145.00.

(3) Related Party Transactions

Philip J. Greenblatt,C.P.A.,Ltd.,a wholly-owned company of the Company's sole shareholder, advanced funds and paid for administrative overhead expenses of the Company for which it has been reimbursed.

(4) Net Capital Requirements

Pursuant to Rule 15c4-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under such Rule. After its first year of operations, the Company must maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined.

Net capital changes from day-to-day, but at September 30, 2009, the Company had net capital and net capital requirements of approximately $53,431 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

PHILIP J. GREENBLATT SECURITIES, LTD.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2009

EXEMPTIVE PROVISION UNDER RULE 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which exemption is based (check one only)

A. (k) (1) --- $2,500 capital category as per Rule 15c3-1	
B. (k) (2)(A) --- "Special Account for the Exclusive Benefit of customers" maintained	X
C. (k) (2)(B) --- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______	
D. (k) (3) --- Exempted by order of the Commission	

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 70,895
2. Deduct ownership equity not allowable for Net Capital			
3. Total ownership equity qualified for Net Capital			70,895
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0
B. Other (deductions) or allowable credits (List)			0
5. Total capital and allowable subordinated liabilities			$ 70,895
6. Deductions and/or charges			
A. Total nonallowable assets from Statement of Financial Condition		$ 0	
B. Secured demand note deficiency			
C. Commodity futures contracts and spot commodities - proprietary capital changes			
D. Other deductions and/or charges	- Refundable Income taxes	794	
	-Unrealized Loss on Marketable Securities held for Investment	0	
	- Deferred Income taxes Computed as a Result of the Calculation of an Unrealized Gain on Marketable Securities held for Investment		(794)
7. Other (additions) or allowable credits (List)			
Whole Dollar Rounding			
-Unrealized Gain/(Loss) on Marketable Securities held for Investment		(8,145)	(8,145)
8. Net capital before haircuts on securities positions			$ 61,956
9. Haircuts on securities(computed, where applicable, pursuant to 15c3-1:			
A. Contractual securities commitments		$	
B. Subordinated securities borrowings			
C. Trading and investment securities			
1. Exempted securities			
2. Debt securities			
3. Options			
4. Other securities		8,525	
D. Undue Concentration			
E. Other (List) -			(8,525)
10. Net Capital			$ 53,431

See Auditor's Report

PHILIP J. GREENBLATT SECURITIES, LTD.
FOR THE YEAR ENDED SEPTEMBER 30, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required(6-2/3% of line 19)	102
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000
13. Net capital requirement(greater of line 10 or 12)	5,000
14. Excess net capital (line 10 less 13)	48,431
15. Excess net capital at 1000% (line 10 less 10% of line 19)	53,278

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition - Per Focus Report		$ 1,532
17. Add:		
A. Drafts for immediate credit		
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts (List)		
19. Total aggregate indebtedness		1,532
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 2.88%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, October 1, 2008	$ -0-
Balance, September 30, 2009	$ 0

See Auditor's Report

PHILIP J. GREENBLATT SECURITIES, LTD.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH THE CORRESPONDING UNAUDITED COMPUTATION
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Net capital as reported in the Company's corresponding unaudited FOCUS-Part IIA filing	$	53,431
Net capital as per computation herein		53,431 (1)
No Difference in Net Capital	$	-0-

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report as of the same date.

(1) See Page 10 of this Report for Reconciliation of Net Capital per Audited Financial Statements and Unaudited Focus -Part IIA.

See Auditor's Report

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2970 Maria • Suite 216 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

December 8, 2009

To the Sole Director
Philip J. Greenblatt Securities, Ltd.

We have examined the financial statements of Philip J. Greenblatt Securities, Ltd., (the Company) for the year ended September 30, 2009 and have issued our report thereon dated December 8, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices followed by the Company (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11); (ii) in making the quarterly securities examinations, counts verifications and comparisons; and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (v) in complying with the conditions for exemption from Rule 15c3-3. Rule 12a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements, to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5, and with respect to Rule 15c3-3, to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

Philip J.Greenblatt Securities, Ltd.

As part of the study and evaluation required by Rule 12a-5, we reviewed the description of the procedures required to be maintained by Philip J. Greenblatt Securities, Ltd. for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

The management of Philip J. Greenblatt Securities, Ltd. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgement by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that the assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Philip J. Greenblatt Securities, Ltd. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended September 30, 2009, was made for the purposes set forth in the second paragraph above. In our opinion, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Certified Public Accountant

SEC
Mail Processing
Section
DEC 16 2009
Washington, DC
122

PHILIP J. GREENBLATT SECURITIES, LTD.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009
PURSUANT TO RULE 17a-5(d) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Philip M. Robbins & Associates
Certified Public Accountants